SPECIAL MEETING OF SHAREHOLDERS

On June 29 2010, a Special Meeting of Shareholders for the Evergreen U.S. Government Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Evergreen U.S. Government Fund into Wells Fargo Advantage Government Securities Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:

Net assets voted "For" $201,091,135
Net assets voted "Against" $ 18,393,308
Net assets voted "Abstain" $ 8,736,810

On June 21, 2010, a Special Meeting of Shareholders for the Wells Fargo Advantage Strategic Income Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Wells Fargo Advantage Strategic Income Fund into Wells Fargo Advantage High Income Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:

Shares outstanding voted "For" 1,652,196
Shares outstanding voted "Against" 80,886
Shares outstanding voted "Abstain" 119,639

On June 8, 2010, a Special Meeting of Shareholders for the Wells Fargo Advantage Stable Income Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – To approve the proposed reorganization of the Wells Fargo Advantage Stable Income Fund into
Wells Fargo Advantage Ultra Short-Term Income Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:

Shares outstanding voted "For" 10,413,129
Shares outstanding voted "Against" 84,294
Shares outstanding voted "Abstain" 157,347